INVEST IN **TAYLOR HOFFMAN**

Access to human-led investment management to build generational wealth for all

PITCH VIDEO   INVESTOR PANEL



taylorhoffman.com   Richmond VA

Software | Technology | App | Fin Tech | Social Impact

LEAD INVESTOR



Robert Barbour

I have been an investor with Brandon Taylor since very early in his career. He has led my wife and our three children, also investors, through tough times, and good times. The team at Taylor Hoffman have made my investments for me, so it's been on auto pilot as far as my involvement has been. This makes sleeping at night easy. I have always trusted Brandon and his team 100% with my investments. My family have been very pleased with their leadership for 22 years.

Invested $100,000 this round & $25,000 previously

Highlights

1. Taylor Hoffman's app, Avidus, is ready to democratize investment management nationwide & globally

2. $325 million already managed for clients with a 99.9% retention rate

2. $325 million already managed for clients with a 99.9% retention rate

3. On track for $2 million recurring revenue, growing at 36.7% y-o-y, pre-Avidus launch

4. Highly experienced team, with Board Members including Retired Navy Seal Captain Tom Chaby

5. $1.35 million Pre-Seed Round raised in less than a month

6. Partnerships with leaders in Fintech such as Apex Clearing, Plaid, and Orion Advisors

Our Team



Brandon Taylor CEO & CIO

Founder, Entrepreneur, Investor. Prior to founding Taylor Hoffman, Brandon amassed 20+ years of investment management experience with some of the biggest investment firms on Wall Street.

We are passionate about making a difference in people's lives. We want to take our investment portfolios and financial management expertise and democratize them to people who otherwise wouldn't have access to us.



Gabe Hoffman COO & CCO

Co-Founder of Taylor Hoffman Inc. Gabe holds his MBA and is a CFP® certificate holder. He has 5+ years of operational and compliance expertise, and 7+ years of experience in the financial industry.



Raymond Kanyo Product Manager & Portfolio Manager

Raymond is a CFA Charterholder & United World Scholar with a background in asset management and consulting. Raymond graduated from the University of Richmond with an Honors degree in Quantitative Economics & Finance.



Sean Rutherford CFO

Sean is a CPA with 5+ years of experience in tax planning. Sean graduated Summa Cum Laude from the College of William & Mary. He is also on the Board of Commonwealth Community Trust.



Jack Dunne Brand Manager

Head of the Avidus brand and the customer success team. Jack's background in marketing and customer relations keeps Avidus top-notch.

Jack Dunne

We are ready to scale

Taylor Hoffman is an established wealth management firm managing over $325 million. Our proprietary fintech platform, Avidus, is ready to scale our business by democratizing access to high-end wealth management for millions of people!


AVIDUS
WEALTH STARTS HERE
TAYLOR HOFFMAN


AVIDUS
Build Wealth Effortlessly
$17,581.03
Invest In Expert Managed Equity Portfolios
Your Investment Team Always At Your Fingertips
Automate Your Investments With Recurring Deposits
✓ $325 Million Under Management
✓ 25+ Years of Investment Experience
✓ Democratizing Private Wealth Management For Everyone
AVIDUS

The Problem


Problem
Why should the majority settle for "average" Robo-ETFs and Mutual Funds, when the wealthy get access to Proprietary Expert Managed portfolios?
01
Over 80 million American families have either no investment accounts at all or only a retirement account. They are left without proper savings and guidance.*
02
F
American financial literacy is graded "F", yet 78% prioritize their own research to make decisions.*
03
Robinhood opened over 10 million accounts last year. Gamification of life savings is a national debate.
*2015 Finra's Financial Capability Study
*2019 Finra's National Financial Capability Study

Our Solution


Meet Avidus
a comprehensive investment management platform that...
1 Gives Access To All
2 Builds Wealth With Proprietary Strategies
3 Guides You With a Dedicated Investment Team

Our first product on the Avidus Platform is our Avidus Premier Strategy. Investors in this strategy will receive a portfolio of what we believe are the 30 most remarkable companies in the United States.


Our 1st Offering
Strategy #1
Avidus Premier
OBJECTIVE
Invest in the most remarkable American companies based on our proprietary quantitative and qualitative investment principles.
SUITABILITY
Our Avidus Premier strategy aims to be the foundation of all future investment strategies we will launch on Avidus.
NUMBER OF COMPANIES
Diversified across 30 companies that operate across 7 sectors.

We are prepared to scale the Avidus Platform to include **6 proprietary investment strategies by 2025**. These investment strategies will be **exclusive to the Avidus Platform and our community**, and NOT Wall Street. By directly investing in stocks, cryptocurrencies, art, and real estate **we eliminate all the hidden fees** that the Robo-advisors only mention in their footnotes. We believe that in the long-run, direct ownership of these curated investments will help compound wealth for all of us in the most efficient way. Remember, we invest in the same products alongside you, so your success is our success.


2025 Product Offerings Plan
Generic Robo-Advisor
Allocation into ETFs and Mutual Funds that hold thousands of companies: The Good, The Bad, The Ugly
Bond ETFs 33.3%
Equity ETFs 66.7%
Avidus
We curate only the most remarkable companies, cryptos, paintings, and passive income instruments & we put ALL of our money behind the same ideas
Avidus Crypto 10%
Avidus Premier 30%
Avidus Passive 20%
Avidus Collectibles 10%
Avidus International 10%
Avidus Land 20%

Our addressable market in the United States is estimated to be over $20 trillion for retail assets. Market studies indicate that just Robo-advisory platforms will manage $16 trillion worldwide by 2025. Avidus is ready to capitalize on this tailwind by first expanding in the United States and then globally.


Market Opportunity
We are ready to scale!
$20 trillion
$325m
Our Assets Today
Retail Investor Assets (USA)
Total Disruptable Market AUM

In 3 years, the Taylor Hoffman team has doubled its assets under management to $325 million, tripled its staff, raised $1.35 million in Pre-Seed funding, and launched the Avidus Beta in the Apple App Store. By 2025 we are targeting $1 billion managed on behalf of over 31,000 clients across 6 proprietary investment strategies.


Our 2021 Numbers
$325 Million Managed
$2 Million Revenue Run Rate
12 Employees
$1.35 Million Raised In Pre-Seed
Avidus Beta In App Store With Strategy #1 Launched
By 2025 We Aim To Have
$1 Billion Managed
$10 Million Recurring Revenue
31,000+ Clients
Passive Income, Crypto, Collectibles, International, Farmland & Real Estate Funds All Running

Forward-looking projections cannot be guaranteed.

We are building Taylor Hoffman for the long haul. Having a long-term vision enables us to maximize shareholder value, while also making the largest impact in the lives of our customers. In the next 10 years, we are planning on rewarding our shareholders by issuing dividends, authorizing stock buybacks, or even

taking Taylor Hoffman Inc. public through an IPO. While less optimal, a partial sale of Avidus to a strategic partner would also secure a way to reward our shareholders.


Exit Strategy
Partial Sale of Avidus
Stock Buybacks
Dividends
IPO

Forward-looking projections cannot be guaranteed.

Our $25.3 million pre-money valuation is based on data compiled by an independent third-party research firm that has determined that our peer group commands a 26.3x revenue multiple (data as of 2018, 2019, and 2020). For our Taylor Hoffman valuation, we applied a ~52% discount to our peer group revenue multiple to reflect specific startup risks.


Valuation
Raising up to $5,000,000 at a
$25,343,750 Pre-Money Valuation
RoboAdvisor Peer
Revenue Multiples
26.3x
Peer List:
Wealthfront,Wealthsimple,
Acorns, Betterment
Taylor Hoffman Pre-Money
Valuation Multiple
12.6x
~52% Discount to Peers to adjust
for startup risks


Roadmap
1
Q4 2017 - 2018
Taylor Hoffman is founded by Brandon Taylor & Gabe Hoffman
AUM: $177 Million
2
OCTOBER 2020
Strategic partnerships secured with Apex Clearing & Orion Advisors. Avidus project starts
3
JANUARY 2021
Taylor Hoffman partners with Brand Federation to build out robust go- to market strategy
4
AUGUST 2021
Taylor Hoffman secures $1,345,000 in seed funding to scale Avidus
5
OCTOBER 2021
Avidus Beta launches in the App Store with 1st investment strategy
AUM: $325 Million
Employees: 12
6
2022-2025
Aim to have 5 more proprietary strategies launched on Avidus. Aim to launch on Android. Nationwide marketing push begins

Forward-looking projections cannot be guaranteed.


$17,581.03




R
Avidus App Launch Speech by Raymond Kanyo
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AVIDUS
WEALTH STARTS HERE


Thank you
TAYLOR
HOFFMAN
AVIDUS
WEALTH STARTS HERE